SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated October 13, 2004

                              --------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey
                              --------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F: |X|   Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                              Yes: |_|   No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                              Yes: |_|   No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes: |_|   No: |X|

Enclosures:

Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.
Subject: TURKCELL ANNOUNCEMENT ON MEDIA REPORTS REGARDING CUKUROVA GROUP

[GRAPHIC OMITTED]



         TURKCELL ANNOUNCEMENT ON MEDIA REPORTS REGARDING CUKUROVA GROUP


        Subject: Statement made pursuant to Circular VIII, No: 39 of the
                             Capital Markets Board.


                                                         Istanbul Stock Exchange

                                                                  ISTANBUL
                                                                  --------


Special Subjects:
-----------------

Various media reports stated that Cukurova Group, the major shareholder of Turkcell, did not make the first installment payment to the Savings Deposit Insurance Fund and Yapi Kredi Bankasi A.S. according to the agreement between Banking Regulation and Supervision Agency and Cukurova Group.

As, Turkcell is not a party to this agreement and did not receive any information about this matter, there is no additional statement to be made by Turkcell.


We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.


                                               TURKCELL ILETISIM HIZMETLERI A.S.


                           Nihat Narin               Elif Ates Ozpak
                           Investor Relations        Corporate Legal Affairs
                           13.10.2004, 12:30         13.10.2004, 12:30


For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               TURKCELL ILETISIM HIZMETLERI A.S.


Date:  October 13, 2004                        By:  /s/ MUZAFFER AKPINAR
                                                   --------------------------

                                               Name:  Muzaffer Akpinar
                                               Title: Chief Executive Officer